MANAGEMENT DISCUSSION & ANALYSIS
August 30, 2004

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the nine months ended March 31, 2004 and the audited financial statements of the Company for the year ended September 30, 2003. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

The Company

Eiger Technology, Inc. ("Eiger" or "the Company") is a technology-focused management company with two operating subsidiaries; Newlook Industries Corp. ("Newlook") and K-Tronik International Corp. ("K-Tronik"). Eiger is a public company listed as symbol "AXA" on the Toronto Stock Exchange and as "ETIFF" on the Nasdaq OTCBB. Eiger's head office is located in Toronto Ontario and has five employees.

Newlook Industries Corp. ("Newlook") is a next-generation telecommunications software and services company which harnesses the power of soft-switch technology to deliver state-of-the-art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing soft-switch technology, Newlook converts analog voice conversations to digital packets and routes voice calls phone-to-phone, using Internet Protocol, from any wireless or landline connection. Newlook subscribers make their calls from telephones and do not need high-speed Internet access or special telecommunications equipment, as do other VoIP-based services that have recently been introduced in Canada. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies for Newlook that are passed on to subscribers. By exploiting its proprietary, national VoIP platform, Newlook strives to provide customers with the lowest telephone rates in Canada. Through its Call Zone service, Newlook has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. By using Call Zone services where offered, customers enjoy the high-quality, lowest-cost long distance alternative to traditional carriers due to the inherent cost efficiencies of routing digital voice traffic over broadband rather than over conventional analog circuit-switched networks. Other services include flat rate long distance plans, 10-10-580 casual calling,

calling cards, as well as carrier origination and termination services. Newlook's operations have been serving the Canadian market for over 14 years and currently have approximately 50,000 subscribers. Newlook is a publicly listed company as symbol "NLI" on the TSX Venture Exchange. Newlook is based in Toronto and has approximately 18 staff.

K-Tronik is a provider of energy-efficient electronic ballasts that are used in fluorescent lighting fixtures. Recently listed as symbol "KTRK" on the Nasdaq OTCBB, K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. K-Tronik electronic ballast products meet growing demand in the lighting industry as their electronic ballasts use 30% less energy than older, magnetic ballasts previously installed. The demand for electronic lighting fixtures is expected to increase dramatically in the next several years based upon the U.S. Federal Energy Policy Act requiring that only electronic ballasts be installed in new fluorescent lighting fixtures as of April 1, 2005. Additionally, K-Tronik expects to build its business through introducing the E-Plug™ and IQ Emergency Ballast™ to the marketplace, with potential growth primarily linked to blackout issues. These lighting components have recently won awards for product design. As blackouts become more common, electricity becomes more expensive; with America's electricity grid showing signs of aging, K-Tronik anticipates that the two emergency lighting products will see robust sales. National and State Electrical Codes mandate that a requisite amount of emergency lights are installed in case of blackouts or other disasters. K-Tronik believes that the two emergency lighting products will nicely compliment its primary business of electronic ballasts. Based in New Jersey, K-Tronik has nine full-time employees.

Qualifying Transaction

Effective March 18, 2004, the Company acquired 100% of the shares of Onlinetel Corp. ("Onlinetel"). Based in Ontario, Onlinetel provides the VoIP network that powers Newlook's Call Zone and other services. Immediately prior to the transaction, Eiger Technology, Inc. ("Eiger") owned 100% of the shares of Onlinetel, and over 80% of the shares of the Company. Accordingly, the transaction was recorded as a reorganization using the pooling-of-interest method, rather than as a business combination using the purchase method. As part of the transaction, Eiger settled $1,200,000 of debt owing from Onlinetel to Eiger.

Net assets acquired on the transaction date were as follows:

	$
Current Assets	840,201
Capital Assets	1,372,461
Goodwill and Other Long-term Assets	343,672
Future Income Tax Benefit	117,000
Inter-company Balance	50,000
Current Liabilities	(1,329,701)
Long-term Debt	(3,496,042)

Retained Deficit	2,102,509
Common Shares Issued	100

Consideration Paid:

12,727,273 shares issued to Eiger to acquire shares of Onlinetel	$100
7,272,727 shares issued to Eiger in settlement of debt	$1,200,000

Eiger Technology, Inc. is the controlling shareholder of the Company. Eiger is listed on the TSX and the NASDAQ OTC Bulletin Board. Concurrent with the transaction, the Company closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.25 per share. The Company has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement was fully subscribed, for which the Company received proceeds of $1,000,000. If all warrants are exercised, the Company will receive an additional $1,250,000.

Results of Operations

For the three months ending June 30, 2004, net loss excluding discontinued operations of $498,000 ($0.01 per share) improved 35% from $767,000 ($0.02 per share) during the same period last year and by 38% from $797,000 ($0.02 per share) in the previous quarter. Reported net loss (including discontinued operations) of $816,000 ($0.02 per share) compared to $2,546,000 ($0.07 per share) during the same period last year and $818,000 ($0.02 per share) in the previous quarter. Revenues for the period were 3.2 million, compared to $3.5 million in the preceding quarter. Segmented financial information for Newlook and K-Tronik subsidiaries was as follows:

($'000s)	Revenues		Earnings	
	Q3/04	Q3/03	Q3/04	Q3/03
Newlook/Onlinetel	1,333	1,281	(371)	(30)*
K-Tronik	1,841	2,432	(42)	(232)

**excludes $1,779,000 loss on discontinued operations.

Consolidated operating expenses from continuing operations of $1,668,000 for the quarter ended June 30, 2004 decreased 10% from $1,847,000 in Q3/03 and 15% from $1,965,000 in Q2/04. The largest component of operating expenses is selling, general and administrative expenses ("SG&A"), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $1,464,000 for the quarter ended June 30, 2004 decreased 6% from $1,559,000 in Q3/03 and 9% from $1,616,000 in Q2/04. Both consolidated operating expenses and SG&A were lower in the quarter largely due to the reclassification of Eiger Net operations to discontinued operations as a result of the Company selling its interest in Eiger Net as described below.

Eiger's VoIP-based telecom subsidiary, Newlook (TSXV: NLI), experienced an 11% increase in its subscription base during the third quarter. Newlook's customer base represents over 130,000 unique registered telephone numbers that correspond to tens of millions of calls per year. After a period of aggressively expanding its VoIP network in Ontario, Quebec and Alberta, Newlook now offers a free ad-based Call Zone in these provinces in addition to a national VoIP network from Victoria to Halifax for Call Anytime Unlimited subscribers. Management also focused on a number of initiatives to increase shareholder value over the quarter, which has led to discussions and negotiations with a number of merger and acquisition candidates to identify opportunities that would create considerable operational synergies. The evaluation of certain strategic opportunities is ongoing.

Newlook generated sales of $1,333,560 in the third quarter, reflecting the first full quarter of results from Onlinetel since its acquisition on March 18, 2004. Newlook reported a net loss of $473,838, which comprises the operating results of Onlinetel along with other expenses associated with Newlook in the quarter. These results compare to sales of $225,251 and a net loss of $1,770,893 (including a $1,615,284 provision for impairment) in the prior year from the operations of ADH Custom Metal Fabricators Inc., which were discontinued in fiscal 2003.

In terms of its domestic US$ currency, Eiger's electronic technology subsidiary, K-Tronik (OTCBB: KTRK), reported third quarter net sales that improved 10% over the preceding quarter. Net sales were 15% lower than in the prior year due to supply shortage issues experienced in the second quarter. K-Tronik anticipates an increase in the level of sales during its subsequent quarters. Several cost-reduction initiatives were implemented that translated into a 92% and 87% improvement in net margin and a 55% and 5% improvement in gross margin over the prior quarter and year, respectively. K-Tronik's SG&A decreased to US$398,000 in the Q3/04, a decrease of US$204,000 or 34% from US$602,000 reported in the prior year. The decrease is primarily attributable to implemented cost reduction initiatives and the lower volume of business at K-Tronik during the quarter.

Newly launched products such as the E-Plug Residential Emergency Lighting Module and the IQ-Series Emergency Ballast have garnered considerable traction throughout K-Tronik's various distribution channels. Furthermore, K-Tronik announced its intent to acquire Dacos Technologies, Inc. on July 12, 2004 in order to capitalize on its U.S. distribution pipeline. The acquisition agreement is based on Dacos achieving minimum targets of US$35 million in sales and US$2 million in profit by the end of December 2004 with no additional capital infusion required.

In an effort to focus on the long-term profitability of its core publicly-traded subsidiaries, the Company reached an agreement, effective July 31, 2004, to sell its interest in Eiger

Net, Inc. to the non-controlling shareholders for a nominal amount. The purchasers will assume all of the outstanding liabilities of Eiger Net as at that date. Therefore, Eiger Net results for the third quarter are presented as discontinued operations on the Statement of Operations and Retained Earnings.

Liquidity and Capital Reserves

Eiger believes it has sufficient capital to support expected operating levels at its current subsidiaries. Consolidated cash and marketable securities at June 30, 2004 was $985,000 compared to $1,248,000 at March 31, 2004 and $1,027,000 at June 30, 2003. Over the third quarter, cash and marketable securities was impacted primarily due to the media campaign launched at Newlook and the purchase of capital assets relating to the expansion of Onlinetel's telecom network in Ontario, Quebec and Alberta. The Company's accounts receivable decreased to $3,038,000 from $3,271,000 and accounts payable increased to $5,491,000 from $4,763,000 over the quarter ended March 31, 2004. Total debt (bank indebtedness and long-term debt) at quarter end was $4,864,000 compared to $4,994,000 at March 31, 2004.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia's South Korean won exposure offset by Korean won based revenue.

As K-Tronik is based in the United States and reports in U.S. dollars while Eiger reports its consolidated financial results in Canadian dollars, the movement in the U.S. dollar to Canadian dollar exchange rate directly affects Eiger's unaudited interim consolidated statements of earnings and unaudited interim consolidated balance sheet. In the third quarter of 2004, the U.S. dollar's average value was 1.3595 Canadian dollars compared to 1.3984 Canadian dollars in the third quarter of 2003. Therefore, the lower U.S. dollar to Canadian dollar exchange rate used to convert Eiger's U.S.-based results was a contributing factor in the variance of the year-over-year results.

Future Outlook

Eiger has made significant progress on a number of goals it set out to accomplish since K-Tronik began trading in January 2004 and Newlook's acquisition of Onlinetel in March 2004. Eiger has stronger management and infrastructure than ever before in place at both subsidiaries, which is anticipated to drive profitability in the future. Additionally, acquisitions such as K-Tronik's proposed purchase of Dacos Technologies and potential opportunities through Newlook are expected to contribute significant operational synergies, production efficiencies and enhance market share going forward. Eiger's goal is to provide shareholders the benefit from the value creation of current initiatives underway and the execution of its long-term strategy of realizing substantial gains on the investments in its subsidiaries.

Newlook continues to implement targeted strategies designed to increase its existing base of approximately 50,000 subscribers. Management is working closely together to monitor customer satisfaction at all levels, including sales and customer support. This is expected to translate into an increased pace of net subscriber additions. Newlook will continue to strengthen its relationship with its existing subscribers and users, who are already familiar with itservices, and launch promotions targeted towards them. Newlook's goal is to provide Canadians with the lowest long distance rates it possibly can and maintain a high level of quality. Newlook decrees the freedom of free long distance ad-based calling through its Call Zone service with the help of the advertisers that are willing to pay for the brief ads that are heard, so that the confusion of comparing rates experienced by Canadians is ultimately eliminated.

Newlook complements its plan to drive organic growth with an acquisition strategy focused on building customer base, crystallizing synergies and creating an accelerated platform to expand its proprietary coast-to-coast VoIP network to enhance profitability. The recent addition of new management is anticipated to accelerate this process. As such, management is pursuing discussions with a number potential merger and acquisition candidates and is optimistic that an agreement may be completed in the near future.

K-Tronik became a publicly-traded entity earlier this year in order to lever its extensive U.S. sales and distribution network, brand name recognition and Asian manufacturing. As part of this strategy, K-Tronik has retained Sky Capital, a Wall Street-based investor relations firm to generate awareness to U.S. and European based investors. Additionally, K-Tronik is working closely with Dacos Technologies to proceed with the transaction announced on July 12, 2004. K-Tronik anticipates an increase in the level of sales during its subsequent quarters as it secures supply channels to fulfill orders originating in the second quarter, and due to the launch of two new innovative emergency products, the IQ-Series ballast and the E-Plug lighting module.

K-Tronik's strategy for growth is three-fold:

> *Launching New Products:* K-Tronik is awaiting approval on the patent for the EPlug and IQ Emergency Ballast, both of which will be distributed through its direct network sales network. By selling the E-Plug in the consumer home goods market, K-Tronik estimates it can achieve a minimum 3% market penetration within a 24-month period. K-Tronik will use these products to grow its customer base and use its resulting profits towards acquisitions, financing costs, marketing, and general working capital.

> *Vertical Integration:* K-Tronik is seeking opportunities for forward and backward vertical integration. K-Tronik is

considering acquiring a component manufacturer as well as a distributor of energy saving products.

Horizontal Integration: K-Tronik is looking to acquire new technologies and certain Asian manufacturers that desire U.S. distribution for their products. This would expand K-Tronik into selling non-lighting electronic components and products.

K-Tronik expects future revenue result to improve, driven by several factors: 1) The enactment of the U.S. Federal Energy Policy Act, which requires that all ballasts need to be electronic after April 1, 2005. The sale of electronic ballasts is K-Tronik's main business; 2) Increased sales and margins from newly introduced products; 3) Growth through acquisitions.

In summary, Eiger Technology's strategy to originate investment opportunities, restructure operations, and use the capital markets to pursue both organic and acquisition growth has progressed so that it may ultimately realize significant returns on investment for its shareholders.

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the nine months ended June 30, 2004

Monteith, Monteith & Co.
Chartered Accountants
208 Ontario Street
Stratford, Ontario   N5A 3H4
Telephone: (519) 271-6550   Fax: (519) 271-4796
E-mail: administrator@monteith.on.ca

August 30, 2004

To: The Audit Committee of Eiger Technology, Inc.

Dear Sirs/Mesdames:

   In accordance with our engagement letter dated July 6, 2004, we have reviewed the
consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2003 and June
30, 2004, and the consolidated statements of operations and retained earnings, and cash
flows for the nine month periods ended June 30, 2004 and June 30, 2003. These
consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for
a review of interim financial statements by an entity's auditor. Such an interim review
consists principally of applying analytical procedures to financial data, and making
enquiries of, and having discussions with, persons responsible for financial and
accounting matters. An interim review is substantially less in scope than an audit, whose
objective is the expression of an opinion regarding the financial statements; accordingly,
we do not express such an opinion. An interim review does not provide assurance that
we would become aware of any or all significant matters that might be identified in an
audit.

Based on our review, we are not aware of any material modification that needs to be
made for these interim consolidated financial statements to be in accordance with
Canadian generally accepted accounting principles.

This report is solely for the use of the audit committee of Eiger Technology, Inc.. to assist
it in discharging its regulatory obligation to review these consolidated financial
statements, and should not be used for any other purpose. Any use that a third party
makes of this report, or any reliance or decisions made based on it, are the responsibility
of such third parties. We accept no responsibility for loss or damages, if any, suffered by
any third party as a result of decisions made or actions taken based on this report.

Sincerely,
Monteith, Monteith & Co.
CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	June 30 2004 $	September 30 2003 $
Assets		
Current		
Cash and Marketable Securities	985,000	1,027,000
Accounts Receivable	3,038,000	3,598,000
Inventories	2,656,000	3,049,000
Prepaid Expenses	462,000	681,000
	7,141,000	8,355,000
Capital	3,738,000	3,528,000
Long-term Investments	744,000	736,000
Goodwill	2,192,000	2,114,000
Future Income Tax Benefit	409,000	98,000
Other	892,000	947,000
	15,116,000	15,778,000
Liabilities and Shareholders' Equity		
Current		
Bank Indebtedness	3,384,000	3,766,000
Accounts Payable and Accrued Liabilities	5,491,000	4,569,000
Current Portion of Long-term Debt	493,000	420,000
	9,368,000	8,755,000
Long-term Debt	987,000	1,036,000
Non-Controlling Interest	(2,852,000)	(3,172,000)
Shareholders' Equity		
Share Capital	43,319,000	42,685,000
Contributed Surplus	217,000	217,000
Retained Earnings (Deficit)	(35,923,000)	(33,743,000)
	7,613,000	9,159,000
	15,116,000	15,778,000

On Behalf of the Board:

"Gerry Racicot"　　　　　Director
Gerry Racicot

"Jason Moretto"　　　　　Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the nine months ended June 30	2004 (Current Quarter) $	2004 (Year-to-Date) $	2003 (Current Quarter) $	2003 (Year-to-Date) $
Sales	3,174,000	11,087,000	5,928,000	18,447,000
Cost of Sales	2,433,000	8,947,000	5,153,000	15,820,000
Gross Margin	741,000	2,140,000	775,000	2,627,000
Expenses				
Selling, General and Administrative	1,464,000	4,570,000	1,559,000	4,848,000
Amortization of Capital Assets	89,000	353,000	164,000	420,000
Amortization of Goodwill and Other Assets	12,000	78,000	38,000	114,000
Interest on Long-term Debt	49,000	216,000	16,000	32,000
Other Interest and Bank Charges	54,000	146,000	70,000	286,000
Discontinued Operations (Net)	318,000	360,000	93,000	226,000
	1,986,000	5,723,000	1,940,000	5,926,000
Income (Loss) from Operations	(1,245,000)	(3,583,000)	(1,165,000)	(3,299,000)
Loss on Discontinued Operations	0	0	(1,686,000)	(1,686,000)
Other Income	195,000	616,000	(89,000)	54,000
Income before Taxes	(1,050,000)	(2,967,000)	(2,940,000)	(4,931,000)
Provision for Income Taxes - Future	(170,000)	(311,000)	(113,000)	(249,000)
Income before Non-controlling Interest	(880,000)	(2,656,000)	(2,827,000)	(4,682,000)
Non-controlling Interest	(64,000)	(476,000)	(281,000)	(669,000)
Net Income (Loss) for the Period	(816,000)	(2,180,000)	(2,546,000)	(4,013,000)
Retained Earnings (Deficit), Beginning of Period	(35,107,000)	(33,743,000)	(27,796,000)	(26,329,000)
Retained Earnings (Deficit), End of Period	(35,923,000)	(35,923,000)	(30,342,000)	(30,342,000)

Earnings Per Share:
  Excluding Discontinued Operations:

Basic	(0.01)	(0.05)	(0.02)	(0.06)
Diluted	(0.01)	(0.05)	(0.02)	(0.06)

  Including Discontinued Operations:

Basic	(0.02)	(0.06)	(0.07)	(0.11)
Diluted	(0.02)	(0.06)	(0.07)	(0.11)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the nine months ended June 30	2004 (Current Quarter) $	2004 (Year-to-Date) $	2003 (Current Quarter) $	2003 (Year-to-Date) $
Operating Activities				
Net Income (Loss) for the Period	(816,000)	(2,180,000)	(2,546,000)	(4,013,000)
Items not Involving Cash				
Loss on Discontinued Operations	0	0	1,686,000	1,686,000
Provision for Income Taxes - Future	(170,000)	(311,000)	(113,000)	(249,000)
Amortization	138,000	468,000	227,000	610,000
	(848,000)	(2,023,000)	(746,000)	(1,966,000)
Changes in Non-cash Operating Accounts				
Accounts Receivable	233,000	560,000	341,000	(712,000)
Inventories	23,000	393,00	(1,038,000)	(1,056,000)
Prepaid Expenses	254,000	219,000	(30,000)	(321,000)
Accounts Payable	728,000	922,000	711,000	5,406,000
Non-controlling Interest	(280,000)	(706,000)	(313,000)	(758,000)
	110,000	(635,000)	(1,075,000)	593,000
Investment Activities				
Sale (Purchase) of Capital Assets	(251,000)	(577,000)	820,000	(779,000)
Long-term Investments	0	(8,000)	0	9,000
Goodwill and Other Assets	0	(123,000)	51,000	(226,000)
	(251,000)	(708,000)	871,000	(996,000)
Financing Activities				
Operating Line of Credit	(94,000)	(382,000)	(122,000)	(2,640,000)
Long-term Debt	(36,000)	24,000	(30,000)	(175,000)
Non-controlling Interest	0	1,025,000	0	138,000
Common Shares Issued	8,000	634,000	185,000	472,000
	(122,000)	1,301,000	33,000	(2,205,000)
Net Cash Flows for the Period	(263,000)	(42,000)	(171,000)	(2,608,000)

Cash and Cash Equivalents, Beginning of Period	1,248,000	1,027,000	1,198,000	3,635,000
Cash and Cash Equivalents, End of Period	985,000	985,000	1,027,000	1,027,000
Cash and Cash Equivalents Represented By: Cash and Marketable Securities	985,000	985,000	1,027,000	1,027,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2004

Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2003. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2003.

Capital Assets:

	$
Balance per September 30, 2003 financial statements	3,528,000
Additions	577,000
Amortization provided for nine months	(367,000)
Balance - June 30, 2004	3,738,000

Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Canadian GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2004

Reconciliation to U.S. GAAP - continued:

Reconciliations:	Year to Date June 30 2004 $	Year to Date June 30 2003 $
Net Income		
- per Cdn. GAAP	(2,180,000)	(4,013,000)
- expense current product development costs	5,000	0
- foreign currency translation adjustment	(24,000)	(9,000)
- per U.S. GAAP	(2,199,000)	(4,022,000)
Comprehensive item - foreign currency translation	24,000	9,000
Comprehensive Income	(2,175,000)	(4,013,000)
Retained Earnings (Deficit)		
- End of Period per Cdn. GAAP	(35,923,000)	(30,342,000)
- expense deferred product development costs net of portion relating to non-controlling interest	(240,000)	0
- foreign currency translation adjustments	408,000	658,000
- End of Period per U.S. GAAP	(35,755,000)	(29,684,000)
Accumulated Other Comprehensive Items		
- per Cdn. GAAP	0	0
- cumulative foreign currency translation adjustments	(408,000)	(658,000)
- per U.S. GAAP	(408,000)	(658,000)
Total Assets		
- per Cdn. GAAP	15,116,000	21,852,000
- expense deferred product development costs	(240,000)	0
- per U.S. GAAP	14,876,000	21,852,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2004

Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc. ("ADH"), the operating company of the segment, were sold for cash.

Operating results for ADH to June 30, 2004 are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

The Company has reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net Inc. to the non-controlling shareholders for a nominal amount. The purchasers will assume all of the outstanding liabilities of Eiger Net Inc. as at July 31, 2004.

Operating results for Eiger Net Inc. for the current quarter are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. ("Onlinetel") to Newlook Industries Corp. ("Newlook") in exchange for 12,727,273 common shares of Newlook. A book loss of $1,007,254 was recorded on the transaction and was eliminated upon consolidation. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel.   As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns 91.9% of the common shares of Newlook.

Segmented Information:

Segmented information is presented on the following two pages.

Remaining capital assets of the operations of the "Newlook" segment, consisting primarily of land and building owned by Alexa Properties Inc, and having a carrying value of $544,000 at June 30, 2004 (September 30, 2003: $552,000) have been reclassified to the "All Others" segment, effective October 1, 2003.

Discontinued operations are reported as a reconciling item.

As a result of the acquisition of Onlinetel by Newlook, those two segments have been combined for purposes of reporting segmented information.

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
June 30, 2003

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Sales:														
External	--	--	2,432,000	7,092,000	1,281,000	3,525,000	2,215,000	7,830,000	--	--	--	--	5,928,000	18,447,000
Cost of Sales	--	--	-1,797,000	-5,233,000	-1,007,000	-2,814,000	-2,349,000	-7,773,000	--	--	--	--	-5,153,000	-15,820,000
Loss on Discontinued Op.	-1,686,000	-1,686,000	--	--	--	--	--	--	--	--	--	--	-1,686,000	-1,686,000
Other Income (Expenses)	-93,000	-226,000	-987,000	-2,844,000	-327,000	-1,011,000	-305,000	-885,000	-317,000	-906,000	--	--	-2,029,000	-5,872,000
	-1,779,000	-1,912,000	-352,000	-985,000	-53,000	-300,000	-439,000	-828,000	-317,000	-906,000	--	--	-2,940,000	-4,931,000
Future Income Taxes	--	--	--	--	23,000	58,000	--	--	90,000	191,000	--	--	113,000	249,000
Non-controlling Interest	--	--	120,000	288,000	--	--	161,000	381,000	--	--	--	--	281,000	669,000
Net Income (Loss)	-1,779,000	-1,912,000	-232,000	-697,000	-30,000	-242,000	-278,000	-447,000	-227,000	-715,000	--	--	-2,546,000	-4,013,000

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	June 30 2003	Sept. 30 2002	June 30 2003	Sept. 30 2002	June 30 2003	Sept. 30 2002	June 30 2003	Sept. 30 2002	June 30 2003	Sept. 30 2002	June 30 2003	Sept. 30 2002	June 30 2003	Sept. 30 2002
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Investments Subject to Significant Influence	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Total Segment Assets	991,000	3,573,000	7,215,000	7,012,000	3,251,000	3,237,000	9,614,000	8,294,000	781,000	1,713,000	--	-71,000	21,852,000	23,758,000
Balance at Period End:														
Capital Assets	743,000	1,650,000	660,000	490,000	1,113,000	1,219,000	1,712,000	1,401,000	112,000	107,000	--	--	4,340,000	4,867,000
Goodwill	--	673,000	782,000	848,000	1,360,000	1,360,000	132,000	132,000	--	--	--	--	2,274,000	3,013,000

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
June 30, 2004

	Newlook / Onlinetel		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date	Current Quarter	Year to Date
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Sales:														
External	1,333,000	4,359,000	1,841,000	5,628,000			--	1,100,000	--	--	--	--	3,174,000	11,087,000
Cost of Sales	-1,097,000	-3,379,000	-1,336,000	-4,340,000			--	-1,228,000	--	--	--	--	-2,433,000	-8,947,000
Discontinued Operations	--	--	--	--			--	--	--	--	-318,000	-360,000	-318,000	-360,000
Other Income (Expenses)	-818,000	-2,104,000	-570,000	-1,796,000			--	-412,000	-85,000	-467,000	--	32,000	-1,473,000	-4,747,000
	-582,000	-1,124,000	-65,000	-508,000			--	-540,000	-85,000	-467,000	-318,000	-328,000	-1,050,000	-2,967,000
Future Income Taxes	170,000	311,000	--	--			--	--	--	--	--	--	170,000	311,000
Non-controlling Interest	41,000	75,000	23,000	202,000			--	110,000	--	--	--	89,000	64,000	476,000
Net Income (Loss)	-371,000	-738,000	-42,000	-306,000			--	-430,000	-85,000	-467,000	-318,000	-239,000	-816,000	-2,180,000
Expenditures on Capital Assets and Goodwill	205,000	630,000	46,000	84,000			--	-59,000	--	--	--	--	251,000	655,000

	Newlook / Onlinetel		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	June 30 2004	Sept. 30 2003	June 30 2004	Sept. 30 2003	June 30 2004	Sept. 30 2003	June 30 2004	Sept. 30 2003	June 30 2004	Sept. 30 2003	June 30 2004	Sept. 30 2003	June 30 2004	Sept. 30 2003
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Investments Subject to Significant Influence	--	--	--	--			--	--	--	--	--	--	--	--
Total Segment Assets	4,543,000	4,224,000	5,535,000	6,121,000			3,919,000	4,990,000	1,119,000	443,000	--	--	15,116,000	15,778,000
Balance at Period End:														
Capital Assets	1,534,000	552,000	467,000	577,000			1,097,000	1,211,000	640,000	97,000	--	--	3,738,000	2,437,000
Goodwill	1,438,000	1,360,000	754,000	754,000			--	--	--	--	--	--	2,192,000	2,114,000